Exhibit 21
SUBSIDIARIES OF CASEY’S GENERAL STORES, INC.

1.	Casey’s Marketing Company, an Iowa corporation

2.	Casey’s Services Company, an Iowa corporation

3.	Casey’s Retail Company, an Iowa corporation

4.	CGS Sales Corp., an Iowa corporation

5.	Tobacco City, Inc., an Iowa corporation
All such subsidiaries are wholly owned by Casey’s General Stores, Inc. and do business under the above names. Stores operated by Casey’s Marketing Company, Casey’s Retail Company and CGS Sales Corp. do business under the name “Casey’s General Stores,” and the retail location owned by Tobacco City, Inc. does business under the name “Tobacco City”.